FORM 6-K

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                       Report of Foreign Issuer
                pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934


                    For the period 29 July 2003


                          Cookson Group plc

      The Adelphi, 1-11 John Adam Street, London, WC2N 6HJ, England


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]







                                      SCHEDULE 10

                       NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

MORLEY FUND MANAGEMENT LIMITED (A subsidiary of AVIVA PLC) AND AVIVA PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY NORWICH UNION NOMINEES LTD - 31,086,626 SHARES


CHASE GA GROUP NOMINEES LTD - 70,496,620 SHARES


CHASE NOMINEES LTD - 6,405,685 SHARES


CUIM NOMINEE LIMITED - 18,609,302 SHARES


RBSTB NOMINEES LIMITED - 4,087,517 SHARES



5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

2,000,000 SHARES

8) Percentage of issued class

0.11%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

15 JULY 2003

11) Date company informed

16 JULY 2003

12) Total holding following this notification

130,685,750 SHARES

13) Total percentage holding of issued class following this notification

6.91%

14) Any additional information



15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7766 4590

16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC



Date of notification: 16 JULY 2003



                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 29 July 2003